================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               ------------------
                       IRVINE APARTMENT COMMUNITIES, INC.
                                (NAME OF ISSUER)
                               ------------------
                               TIC ACQUISITION LLC
                               THE IRVINE COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)
                               ------------------
                                    463606-10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ------------------
                          COMMON STOCK, $ .01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                               ------------------
                             MICHAEL D. MCKEE, ESQ.
                               TIC ACQUISITION LLC
                            550 NEWPORT CENTER DRIVE
                             NEWPORT BEACH, CA 92660
                                 (949) 720-2000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   Copies to:

             THOMAS W. DOBSON, ESQ.              WILLIAM J. CERNIUS, ESQ.
               LATHAM & WATKINS                      LATHAM & WATKINS
            633 WEST FIFTH STREET                  650 TOWN CENTER DRIVE
                 SUITE 4000                           TWENTIETH FLOOR
            LOS ANGELES, CA 90071                  COSTA MESA, CA 92626
                (213) 485-1234                        (714) 540-1235

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.


b. [ ] The filing of a registration statement under the Securities Act of 1933.


c. [ ] A tender offer.


d. [ ] None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]


                            CALCULATION OF FILING FEE
================================================================================

TRANSACTION VALUATION*                                                AMOUNT OF
                                                                     FILING FEE
$685,980,362...........................................................$137,197
================================================================================


* This amount is based upon a merger involving the cancellation of 20,175,893 Shares at $34.00 cash per Share. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $137,197.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $137,197
Form or Registration No.:  Preliminary Schedule 14A
Filing Party:  Irvine Apartment Communities, Inc.


Date Filed:  February 25, 1999


================================================================================

                               Page 1 of 9 Pages
                            Exhibit Index on Page 10

               This Amendment No. 1 ("Amendment No. 1") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on February 25, 1999 (the "Original Schedule 13E-3" and, as amended hereby, this "Schedule 13E-3") is being filed jointly by TIC Acquisition LLC, a Delaware limited liability company (the "Acquiror"), and The Irvine Company, a Delaware corporation ("TIC"), in connection with the proposed merger (the "Merger") of Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"), with and into the Acquiror pursuant to an Agreement and Plan of Merger, dated as of February 1, 1999 (the "Merger Agreement"), by and between the Company and the Acquiror. TIC is the managing member of the Acquiror and the sole shareholder of the only other member of the Acquiror. By filing this Schedule 13E-3, neither of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Merger or the other transactions contemplated by the Merger Agreement.



               In the Merger, the Company will merge with and into the Acquiror, with the Acquiror as the surviving company. Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, par value $.01 per share, of the Company (the "Shares"), issued and outstanding immediately prior to the Effective Time will be converted into and represent the right to receive $34.00 in cash, without interest, subject to applicable back-up withholding taxes.



               This Amendment No. 1 is being filed with the Securities and Exchange Commission concurrently with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit 99.1. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.




                              CROSS REFERENCE SHEET

ITEM NUMBER AND CAPTION                           LOCATION IN THE
IN SCHEDULE 13E-3                                 PROXY STATEMENT
-----------------                                 ---------------
1.  Issuer and Class of Security Subject to the
    Transaction

    (a)                                           "SUMMARY;" and "GENERAL -- The Company"

    (b)                                           "SUMMARY -- Voting;" and "INFORMATION
                                                  CONCERNING THE SPECIAL MEETING -- Record Date;
                                                  Quorum; Outstanding Common Stock Entitled to
                                                  Vote"

    (c)                                           "COMMON STOCK MARKET PRICE INFORMATION;
                                                  DIVIDEND INFORMATION"

    (d)                                           "COMMON STOCK MARKET PRICE INFORMATION;
                                                  DIVIDEND INFORMATION"

    (e)                                           "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

    (f)                                           "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

2.  IDENTITY AND BACKGROUND                       "SUMMARY;" "GENERAL -- The Acquiror;" and
                                                  "MANAGEMENT OF THE ACQUIROR AND ITS MEMBERS"

3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

    (a)(1)                                        "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Background of the Merger;" and "CERTAIN
                                                  RELATIONSHIPS AND TRANSACTIONS"

    (a)(2)                                        "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Background of the Merger;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- The Acquiror's Purpose;
                                                  Structure of the Merger;" and "CERTAIN RELATIONSHIPS
                                                  AND TRANSACTIONS"

    (b)                                           "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

4.  TERMS OF THE TRANSACTION

    (a)                                           "SUMMARY;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER;" and "THE MERGER"

    (b)                                           "SUMMARY;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER;" and "THE MERGER"

5.  PLANS OR PROPOSALS OF THE ISSUER OR
    AFFILIATE

    (a) - (g)

                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Background of the Merger;" "BACKGROUND; PURPOSE
                                                  AND EFFECTS OF THE MERGER -- The Acquiror's Purpose;
                                                  Structure of the Merger;" "BACKGROUND; PURPOSE
                                                  AND EFFECTS OF THE MERGER -- Certain Consequences
                                                  of the Merger;" and "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Plans for the Company
                                                  After the Merger"

6.  SOURCE AND AMOUNT OF FUNDS OR OTHER
    CONSIDERATION

    (a) - (c)                                     "SUMMARY -- Financing; Source of Funds;"
                                                  "THE MERGER -- Financing; Source of Funds;"
                                                  and "THE MERGER --  Fees and Expenses"

    (d)                                           *


ITEM NUMBER AND CAPTION                           LOCATION IN THE
IN SCHEDULE 13E-3                                 PROXY STATEMENT
-----------------------                           ----------------
7.  PURPOSE(S), ALTERNATIVES, REASONS AND
    EFFECTS

    (a) - (c)                                     "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background
                                                  of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- The Acquiror's Purpose; Structure of the Merger;"
                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Recommendation of the Special Committee and the Board of
                                                  Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Opinion of the Financial Advisor
                                                  for the Special Committee;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Position of the Acquiror and The
                                                  Irvine Company;" and "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- Summary of the NationsBanc Montgomery Reports"

    (d)                                           "SUMMARY -- Purpose, Structure and Effects of the Merger;"
                                                  "SUMMARY -- Potential Conflicts of Interest of Officers and
                                                  Directors of the Company" "SUMMARY -- Federal Income Tax
                                                  Consequences;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- The Acquiror's Purpose; Structure of the Merger;"
                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Recommendation of the Special Committee and the Board of
                                                  Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Benefits and Detriments to
                                                  Nonaffiliated Shareholders;" "BACKGROUND; PURPOSE AND EFFECTS
                                                  OF THE MERGER -- Interests of Certain Persons in the Merger;
                                                  Certain Company Benefit Plans;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Certain Consequences of the
                                                  Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Plans for the Company After the Merger;" "BACKGROUND;
                                                  PURPOSE AND EFFECTS OF THE MERGER -- Material Tax
                                                  Consequences;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- Accounting Treatment;" "THE MERGER;" and "CERTAIN
                                                  RELATIONSHIPS AND TRANSACTIONS -- Agreement with Messrs.
                                                  Thompson, Dorfman and Hughes"

8.  FAIRNESS OF THE TRANSACTIONS

    (a) - (e)                                     "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote
                                                  Required;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS
                                                  OF THE MERGER -- The Acquiror's Purpose; Structure of the
                                                  Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Recommendation of the Special Committee and the Board of
                                                  Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Position of the Acquiror and The
                                                  Irvine Company;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- Opinion of the Financial Advisor for the Special
                                                  Committee;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- Summary of the NationsBanc Montgomery Reports;"
                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Interests of
                                                  Certain Persons in the Merger; Certain Company Benefit Plans;"
                                                  and "APPENDIX B -- OPINION OF MORGAN STANLEY"

    (f)                                           *

9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN
    NEGOTIATIONS

    (a) - (c)                                     "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Background of the Merger;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure
                                                  of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- Recommendation of the Special Committee and the
                                                  Board of Directors; Fairness of the Merger;" "BACKGROUND;
                                                  PURPOSE AND EFFECTS OF THE MERGER -- Position of the
                                                  Acquiror and The Irvine Company;" "BACKGROUND; PURPOSE
                                                  AND EFFECTS OF THE MERGER -- Opinion of the Financial
                                                  Advisor for the Special Committee;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Summary of the NationsBanc Montgomery
                                                  Reports;" and "APPENDIX B -- OPINION OF MORGAN STANLEY"


10. INTEREST IN SECURITIES OF THE ISSUER

    (a)                                           "SECURITIES OWNERSHIP"

    (b)                                           "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Background of the Merger;" "THE MERGER;" and "CERTAIN
                                                  RELATIONSHIPS AND TRANSACTIONS"

11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS     "SUMMARY;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
    WITH RESPECT TO THE ISSUER'S SECURITIES       Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF
                                                  THE MERGER -- The Acquiror's Purpose; Structure of the Merger;"
                                                  "THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" and
                                                  "SECURITIES OWNERSHIP"

12. PRESENT INTENTION AND RECOMMENDATION OF
    CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

    (a) - (b)                                     "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote
                                                  Required;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE
                                                  MERGER -- The Acquiror's Purpose; Structure of the Merger;"
                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Recommendation of
                                                  the Special Committee and the Board of Directors; Fairness of the
                                                  Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Position of the Acquiror and The Irvine Company;" and "BACKGROUND;
                                                  PURPOSE AND EFFECTS OF THE MERGER -- Interests of Certain Persons
                                                  in the Merger; Certain Company Benefit Plans"

13. OTHER PROVISIONS OF THE TRANSACTION

    (a)                                           "SUMMARY  -- No Appraisal Rights;" and "THE
                                                  MERGER -- No Appraisal Rights"

    (b)                                           *



ITEM NUMBER AND CAPTION                           LOCATION IN THE
IN SCHEDULE 13E-3                                 PROXY STATEMENT
-----------------------                           ----------------
    (c)                                           *

14. FINANCIAL INFORMATION

    (a)                                           "SELECTED FINANCIAL DATA OF THE COMPANY;"
                                                  and the Consolidated Financial Statements of
                                                  the Company included in the Company's Annual
                                                  Report on Form 10-K for the year ended December
                                                  31, 1998 to be mailed to Shareholders with the
                                                  Proxy Statement.

    (b)                                           *

15. PERSONS AND ASSETS EMPLOYED, RETAINED OR
    UTILIZED

    (a)                                           "INFORMATION CONCERNING THE SPECIAL MEETING --
                                                  Proxy Solicitation;" "BACKGROUND; PURPOSE AND
                                                  EFFECTS OF THE MERGER -- Background of the Merger;"
                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  The Acquiror's Purpose; Structure of the Merger;"
                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Certain Consequences of the Merger;" "BACKGROUND;
                                                  PURPOSE AND EFFECTS OF THE MERGER -- Plans for the
                                                  Company After the Merger;"  "THE MERGER --
                                                  Financing; Source of Funds;" and "THE MERGER
                                                  -- Fees and Expenses"

    (b)                                           "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Summary of the NationsBanc Montgomery Reports;"
                                                  "THE MERGER -- Fees and Expenses;" and
                                                  "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --
                                                  Position of the Acquiror and The Irvine Company;"


16. ADDITIONAL INFORMATION                        *

17. MATERIAL TO BE FILED AS EXHIBITS

    (a)-(f)                                       Separately filed with this Schedule 13E-3.

      * The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


        (a) The information set forth in "SUMMARY;" and "GENERAL -- The Company" in the Proxy Statement is hereby incorporated herein by reference.

        (b) The information set forth in "SUMMARY -- Voting;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Quorum; Outstanding Common Stock Entitled to Vote" in the Proxy Statement is hereby incorporated herein by reference.

        (c) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

        (d) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

        (e) The information set forth in "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

        (f) The information set forth in "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13E-3 is being filed by the Acquiror and TIC. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The information set forth in "SUMMARY;" "GENERAL -- The Acquiror;" and "MANAGEMENT OF THE ACQUIROR AND ITS MEMBERS" in the Proxy Statement is hereby incorporated herein by reference.

        During the last five years, none of the Acquiror, TIC, ICDC, nor any person controlling the Acquiror, TIC, ICDC, nor, to the best of their knowledge, any of the persons set forth in "MANAGEMENT OF THE ACQUIROR AND ITS MEMBERS" in the Proxy Statement has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


        (a)(1) The information set forth in "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.



        (a)(2) The information set forth in "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.


        (b) The information set forth in "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.


        (a) The information set forth in "SUMMARY;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.



        (b) The information set forth in "SUMMARY;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


        (a) - (g) The information set forth in "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Certain Consequences of the Merger;" and "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Plans for the Company After the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) - (c) The information set forth in "SUMMARY -- Financing; Source of Funds;" THE MERGER -- Financing; Source of Funds;" and "THE MERGER -- Fees and Expenses" in the Proxy Statement is hereby incorporated herein by reference.

        (d) Not Applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


        (a) - (c) The information set forth in "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER-- The Acquiror's Purpose; Structure of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Opinion of the Financial Advisor for the Special Committee;" and "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Position of the Acquiror and The Irvine Company" in the Proxy Statement is hereby incorporated herein by reference.



        (d) The information set forth in "SUMMARY -- Purpose, Structure and Effects of the Merger;" "SUMMARY -- Potential Conflicts of Interest of Directors and Officers of the Company;" "SUMMARY -- Federal Income Tax Consequences;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Benefits and Detriments to Nonaffiliated Shareholders;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Interests of Certain Persons in the Merger; Certain Company Benefit Plans;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Certain Consequences of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Plans for the Company After the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Material Tax Consequences;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Accounting Treatment;" "THE MERGER" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS -- Agreement with Messrs. Thompson, Dorfman and Hughes" in the Proxy Statement is hereby incorporated herein by reference.



ITEM 8. FAIRNESS OF THE TRANSACTION.


        (a) - (e) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Position of the Acquiror and The Irvine Company;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Benefits and Detriments to Nonaffiliated Shareholders;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Opinion of the Financial Advisor for the Special Committee;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Summary of the NationsBanc Montgomery Reports;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Interests of Certain Persons in the Merger; Certain Company Benefit Plans;" and "APPENDIX B -- OPINION OF MORGAN STANLEY" in the Proxy Statement is hereby incorporated herein by reference.


        (f) Not Applicable.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


        (a) - (c) The information set forth in "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER --Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Position of the Acquiror and The Irvine Company;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Opinion of the Financial Advisor for the Special Committee;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Summary of the NationsBanc Montgomery Reports;" and "APPENDIX B -- OPINION OF MORGAN STANLEY" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The information set forth in "SECURITIES OWNERSHIP" in the Proxy Statement is hereby incorporated herein by reference.


        (b) The information set forth in "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


        The information set forth in "SUMMARY;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" "THE MERGER;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;" and "SECURITIES OWNERSHIP" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


        (a) - (b) The information set forth in "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Position of the Acquiror and The Irvine Company;" and "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Interests of Certain Persons in the Merger; Certain Company Benefit Plans" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

        (a) The information set forth in "SUMMARY -- No Appraisal Rights" and "THE MERGER -- No Appraisal Rights" in the Proxy Statement is hereby incorporated herein by reference.

        (b) Not applicable.

        (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

        (a) The information set forth in "SELECTED FINANCIAL DATA OF THE COMPANY" in the Proxy Statement and the Consolidated Financial Statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 to be mailed to Shareholders with the Proxy Statement are hereby incorporated herein by reference.

        (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


        (a) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Background of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- The Acquiror's Purpose; Structure of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Certain Consequences of the Merger;" "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Plans for the Company after the Merger;" "THE MERGER -- Financing; Source of Funds;" and "THE MERGER -- Fees and Expenses" in the Proxy Statement is hereby incorporated by reference.



        (b) The information set forth in "BACKGROUND; PURPOSE AND EFFECTS OF THE MERGER -- Position of the Acquiror and The Irvine Company;" "BACKGROUND;
PURPOSE AND EFFECTS OF THE MERGER -- Summary of the NationsBanc Montgomery Reports;" and "THE MERGER -- Fees and Expenses" in the Proxy Statement is hereby incorporated by reference.


ITEM 16. ADDITIONAL INFORMATION.

        The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         2.1 -- Agreement and Plan of Merger, dated February 1, 1999, between Irvine Apartment Communities, Inc. and the Acquiror, which is incorporated herein by reference to Appendix A to the Proxy Statement.


        10.1 -- Form of $350 million Irrevocable Letter of Credit from Bank of America National Trust and Savings Association.*



        10.2 -- Form of $88 million Irrevocable Letter of Credit from Bank of America National Trust and Savings Association.*


        10.3 -- Second Amended and Restated Agreement of Limited Partnership of Irvine Apartment Communities, L.P., dated January 20, 1998, which is incorporated herein by reference to Exhibit 3.5 of Irvine Apartment Communities, Inc. Form 10-K for the fiscal year ended December 31, 1997.

        10.3.1 -- Amendment No. 1 dated as of October 30, 1998 to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of January 20, 1998, which is incorporated herein by reference to Exhibit 3.5.1 of Irvine Apartment Communities, Inc. Form 10-K for the fiscal year ended December 31, 1998.

        10.4 -- Miscellaneous Rights Agreement dated March 20, 1996 among Irvine Apartment Communities, Inc., the Operating Partnership and The Irvine Company, which is incorporated herein by reference to Exhibit 10.4 of Irvine Apartment Communities, Inc. Form 8-B filed April 30, 1996.

        10.4.1 -- Amendment No. 1 to the Miscellaneous Rights Agreement, which is incorporated herein by reference to Exhibit 10.4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

        10.4.2 -- Amendment No. 2 to the Miscellaneous Rights Agreement, which is incorporated herein by reference to Exhibit 10.4.2 of the Company's Form 10-K for the fiscal year ended December 31, 1997.

        10.5 -- Exclusive Land Rights and Non-Competition Agreement entered into between Irvine Apartment Communities, Inc., The Irvine Company, the Operating Partnership and Mr. Bren dated as of November 21, 1993, which is incorporated herein by reference to
                Exhibit 10.6 of Irvine Apartment Communities, Inc. Form 10-K for the fiscal year ended December 31, 1993.

               10.5.1 -- Amendment No. 1 to the Exclusive Land Rights and Non-Competition Agreement, which is incorporated herein by reference to Exhibit 10.6.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

               10.5.2 -- Amendment No. 2 to the Exclusive Land Rights and Non-Competition Agreement, which is incorporated herein by reference to Exhibit 10.6.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

               10.5.3 -- Amendment No. 3 to the Exclusive Land Rights and Non-Competition Agreement, which is incorporated herein by reference to Exhibit 10.6.3 of the Company's Form 8-B filed April 30, 1996.

               10.5.4 -- Amendment No. 4 to the Exclusive Land Rights and Non-Competition Agreement, which is incorporated herein by reference to Exhibit 10.6.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

               10.5.5 -- Amendment No. 5 to the Exclusive Land Rights and Non-Competition Agreement, which is incorporated herein by reference to Exhibit 10.6.5 of the Company's Form 10-K for the fiscal year ended December 30, 1997.


                99.1 -- Revised Preliminary Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.


                99.2 -- Letter to Shareholders of Irvine Apartment Communities, Inc. from William H. McFarland, President and Chief Executive Officer of Irvine Apartment Communities, Inc., filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

                99.3 -- Notice of Special Meeting of the Shareholders of Irvine Apartment Communities, Inc. filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

                99.4 -- Fairness opinion, dated February 1, 1999, of Morgan Stanley & Co., Incorporated, financial advisor to the Special Committee of Irvine Apartment Communities, Inc., which is incorporated herein by reference to Appendix B to the Proxy Statement.


                99.5 -- Written Presentation, dated November 25, 1998, of NationsBanc Montgomery Securities LLC to the Acquiror.*



                99.6 -- Written Presentation, dated December 30, 1998, of NationsBanc Montgomery Securities LLC to the Acquiror.*



                99.7 -- Letter from NationsBanc Montgomery Securities LLC to Morgan Stanley Dean Witter, dated January 12, 1999.*


                99.8 -- Letter Agreement between The Irvine Company and Irvine Apartment Communities, Inc. dated as of February 1, 1999, which is incorporated herein by reference to Appendix C to the Preliminary Proxy Statement.


--------------
* Filed with the Original 13E-3.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 1999



                                               TIC ACQUISITION LLC



                                               BY /s/ MICHAEL D. MCKEE
                                                  ------------------------------
                                                   NAME:  Michael D. McKee
                                                   TITLE: Executive Vice
                                                          President, Chief
                                                          Financial Officer and
                                                          Secretary


                                               THE IRVINE COMPANY




                                               BY /s/ MICHAEL D. MCKEE
                                                  ------------------------------
                                                   NAME:  Michael D. McKee
                                                   TITLE: Executive Vice
                                                          President, Chief
                                                          Financial Officer and
                                                          Secretary

                                  EXHIBIT INDEX




Exhibit
Number                                                                            Page No.
------                                                                            --------

 2.1    -- Agreement and Plan of Merger, dated February 1, 1999, between Irvine
        Apartment Communities, Inc. and the Acquiror, which is incorporated herein by reference to Appendix A to the Proxy Statement.

10.1    -- Form of $350 million Irrevocable Letter of Credit from Bank of
        America National Trust and Savings Association.*

10.2    -- Form of $88 million Irrevocable Letter of Credit from Bank of America
        National Trust and Savings Association.*

10.3    -- Second Amended and Restated Agreement of Limited Partnership of
        Irvine Apartment Communities, L.P., dated January 20, 1998, which is incorporated herein by reference to Exhibit 3.5 of Irvine Apartment
        Communities, Inc. Form 10-K for the fiscal year ended December 31, 1997.

10.3.1 -- Amendment No. 1 dated as of October 30, 1998 to the Second Amended and Restated Agreement of Limited Partnership of the Operating
        Partnership dated as of January 20, 1998, which is incorporated herein by reference to Exhibit 3.5.1 of Irvine Apartment Communities, Inc. Form
        10-K for the fiscal year ended December 31, 1998.

10.4    -- Miscellaneous Rights Agreement dated March 20, 1996 among Irvine
        Apartment Communities, Inc., the Operating Partnership and The Irvine
        Company, which is incorporated herein by reference herein to Exhibit
        10.4 of Irvine Apartment Communities, Inc. Form 8-B filed April 30,
        1996.

10.4.1 -- Amendment No. 1 to the Miscellaneous Rights Agreement, which is incorporated herein by reference to Exhibit 10.4.1 of the Company's
        Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

10.4.2 -- Amendment No. 2 to the Miscellaneous Rights Agreement, which is incorporated by reference to Exhibit 10.4.2 of the Company's Form
        10-K for the fiscal year ended December 31, 1997.

10.5 -- Exclusive Land Rights and Non-Competition Agreement entered into between Irvine Apartment Communities, Inc., The Irvine Company, the
        Operating Partnership and Mr. Bren dated as of November 21, 1993, which is incorporated herein by reference to Exhibit 10.6 of Irvine Apartment
        Communities, Inc. Form 10-K for the fiscal year ended December 31, 1993.

10.5.1  -- Amendment No. 1 to the Exclusive Land Rights and Non-Competition
        Agreement, which is incorporated herein by reference to Exhibit 10.6.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended
        June 30, 1995.

10.5.2  -- Amendment No. 2 to the Exclusive Land Rights and Non-Competition
        Agreement, which is incorporated herein by reference to Exhibit 10.6.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended
        June 30, 1995.

10.5.3  -- Amendment No. 3 to the Exclusive Land Rights and Non-Competition
        Agreement, which is incorporated herein by reference to Exhibit 10.6.3 of the Company's Form 8-B filed April 30, 1996.

10.5.4  -- Amendment No. 4 to the Exclusive Land Rights and Non-Competition
        Agreement, which is incorporated herein by reference to Exhibit 10.6.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended
        September 30, 1997.

10.5.5  -- Amendment No. 5 to the Exclusive Land Rights and Non-Competition
        Agreement, which is incorporated herein by reference to Exhibit 10.6.5 of the Company's Form 10-K for the fiscal year ended December 30, 1997.

99.1    -- Revised Preliminary Proxy Statement filed by the Company with the
        Commission on even date hereof and hereby incorporated by reference.

99.2    -- Letter to Shareholders of Irvine Apartment Communities, Inc. from
        William H. McFarland, President and Chief Executive Officer of Irvine
        Apartment Communities, Inc., filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.3    -- Notice of Special Meeting of the Shareholders of Irvine Apartment
        Communities, Inc. filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.4    -- Fairness opinion, dated February 1, 1999, of Morgan Stanley & Co.,
        Incorporated, financial advisor to the Special Committee of Irvine
        Apartment Communities, Inc., which is incorporated herein by reference to Appendix B to the Proxy Statement.
99.5    -- Written Presentation, dated November 25, 1998, of NationsBanc
        Montgomery Securities LLC to the Acquiror.*

99.6    -- Written Presentation, dated December 30, 1998, of NationsBanc
        Montgomery Securities LLC to the Acquiror.*

99.7    -- Letter from NationsBanc Montgomery Securities LLC to Morgan Stanley
        Dean Witter, dated January 12, 1999.*

99.8    -- Letter Agreement between The Irvine Company and Irvine Apartment
        Communities, Inc. dated as of February 1, 1999, which is incorporated herein by reference to Appendix C to the Preliminary Proxy Statement.

--------------
* Filed with the Original 13E-3.





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